K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

February 11, 2014

VIA EDGAR AND E-MAIL

Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on the Preliminary Proxy Statement on Schedule 14A for AXA Premier VIP Trust (File No. 811-10509)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are comments that you provided on February 4, 2014 concerning the preliminary proxy statement filed with the U.S. Securities and Exchange Commission (“SEC”) on Schedule 14A (the “Proxy Statement”) for AXA Premier VIP Trust (the “Trust”), which was filed with the SEC on January 31, 2014. The Proxy Statement was filed to seek shareholder approval to convert three of the Trust’s portfolios to a fund-of-funds structure (each, a “Portfolio”).1 A revised version of the Proxy Statement, reflecting the Trust’s responses to your comments, has been included as an attachment hereto. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Proxy Statement, and page references in the Trust’s responses correspond to the attached revised version of the Proxy Statement.

General Comments

1.

Comment: The staff notes that the term “information statement” is used in various places in the Proxy Statement and on the voting instruction card. Please replace the term “information statement” with “proxy statement”.

Response: As discussed with the SEC staff in a telephone conference on February 10, 2014, the Trust has replaced the term “Information Statement” with the term “Contractholder Voting Instructions” throughout the Proxy Statement and on the voting instruction card.

2.	Comment: Please disclose in the Proxy Statement what the company will do if any of the Proposals are not approved.

1        The Portfolios are as follows: Multimanager Small Cap Growth Portfolio, Multimanager Small Cap Value Portfolio, and Multimanager Multi-Sector Bond Portfolio.

Response: The Trust has made the requested change by adding the following disclosure to the fourth full paragraph of the Proxy Statement, appearing immediately before the section entitled “Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on April 10, 2014.”

“If shareholders do not approve a Proposal with respect to a Portfolio, the Portfolio will continue to operate under its current structure, and the Board, in consultation with management and counsel, will determine what additional action, if any, should be taken.”

Proxy Statement

3.	Comment: Summary Section (p. 2): Please disclose prominently that if the Proposals are approved total annual operating expenses will increase.

Response: The Trust has made the requested change by adding the following disclosure to the “Summary” section on page 2:

“It is anticipated that the gross and net total annual operating expense ratios of each class of shares of each Portfolio, excluding the fees and expenses of the Underlying Portfolios, Unaffiliated Funds and Underlying ETFs in which a Portfolio will invest, will be lower after the Proposed Conversions than they were for the last fiscal year. However, after the Proposed Conversions, each Portfolio will indirectly bear fees and expenses charged by the Underlying Portfolios, Unaffiliated Funds and Underlying ETFs in which it invests (including management fees), in addition to the Portfolio’s direct fees and expenses. When the fees and expenses of the Underlying Portfolios, Unaffiliated Funds and Underlying ETFs are included, it is anticipated that the gross and net total annual operating expense ratios of each class of shares of each Portfolio will be higher after the Proposed Conversions than they were for the last fiscal year.”

4.

Comment: The Proposed Management Agreement (p. 2): Please include disclosure to the effect that investors will be paying for management services of the underlying Portfolios indirectly through acquired fund fees and expenses.

Response: The Trust has made the requested change by adding the following sentence at the end of the “Summary” section on page 3:

“The Underlying Portfolios, Unaffiliated Funds and Underlying ETFs in which a Portfolio would invest after the Proposed Conversions incur their own operating costs and expenses, including management fees payable to their investment advisers, and the Portfolio’s performance will reflect the impact of these operating costs and expenses.”

The Trust has also made the requested change by adding the disclosure provided in response to Comment 3, above, on page 2.

5.

Comment: Proposals 1(a), 2(a) and 3(a) (pp. 3-14): Please disclose in this section, perhaps under a new sub-heading “The Effect on Contractowners,” that the fund of funds structure will result in shareholders paying two levels of expenses instead of one.

Response: The Trust has made the requested change by adding the following disclosure under a new heading entitled “Impact on the Portfolios’ Fees and Expenses” on page 11:

“It is anticipated that the gross and net total annual operating expense ratios of each class of shares of each Portfolio, excluding the fees and expenses of the Underlying Portfolios, Unaffiliated Funds and Underlying ETFs in which a Portfolio will invest, will be lower after the Proposed Conversions than they were for the last fiscal year. This is due to (1) the lower management fee that would be payable to FMG LLC under the Proposed Management Agreement and (2) FMG LLC’s agreement to cap each Portfolio’s the total annual operating expenses, each as discussed in more detail below.

However, after the Proposed Conversions, each Portfolio will indirectly bear fees and expenses charged by the Underlying Portfolios, Unaffiliated Funds and Underlying ETFs in which it invests (including management fees), in addition to the Portfolio’s direct fees and expenses. When the fees and expenses of the Underlying Portfolios, Unaffiliated Funds and Underlying ETFs are included, it is anticipated that the gross and net total annual operating expenses of each class of shares of each Portfolio will be higher after the Proposed Conversions than they were for the last fiscal year. The table on page 19 shows the current and pro forma operating expenses of each Portfolio.”

6.

Comment: Changes to the Portfolios’ Risk Profiles Associated with the Proposed Conversions (p. 10): For each small cap portfolio, please disclose that the portfolio will no longer be subject to the risk management strategy disclosed in the investment objective and principal strategies.

Response: The Trust has made the requested change by adding the following disclosure to the section entitled “Changes to the Portfolios’ Risk Profiles Associated with the Proposed Conversions” on page 10:

“Additionally, on or about the time the Proposed Conversions are implemented, the Small Cap Growth Portfolio and Small Cap Value Portfolio will no longer employ the volatility management strategy they currently may employ.”

7.

Comment: Implementation of the Proposed Conversions (pp. 11-12): The staff notes that this section discloses that “the SEC staff has issued interpretive guidance permitting purchases in-kind of investment company shares by affiliates in a variety of circumstances, subject to certain conditions.” Please clarify supplementally the SEC staff guidance you are relying upon to effect the in-kind transactions.

Response: The Staff has granted no-action relief from Section 17(a) of the 1940 Act with respect to in-kind share purchase transactions between affiliated investment companies that are substantially similar in all material respects to the in-kind transactions that would be effected in connection with the Proposed Conversions. In particular, in ING Funds (Apr. 30, 2008) and Old Mutual Advisor Funds (Nov. 16, 2007), the Staff permitted funds to transfer securities in-kind to multiple underlying funds where, as here, the transferring fund was converting into a fund-of-funds. The no-action relief was based on, among other things, representations that (i) there would be no dilution to the interests of the shareholders of any of the registered investment companies participating in the transactions, (ii) the securities transferred in-kind would be appropriate in type and amount for the transferee companies, and (iii) each registered investment company participating in the transactions would use the same procedures for determining its net asset value per share, which procedures would also be used in determining the value of the transferred securities. The in-kind transactions to be effected by the Portfolios, like those that were the subject of these no-action letters, will eliminate duplicative brokerage or other transaction costs and minimize disruption in the markets for the underlying securities proposed to be transferred. See also Gartmore Variable Insurance Trust (Dec. 21, 2006) (no-action relief granted from Section 17(a) to permit registered funds-of-funds to redeem their holdings from affiliated funds in kind and use the securities to purchase shares of other funds in the complex).

8.

Comment: Potential Benefits of the Conversions to FMG LLC and its Affiliates (pp. 12-13): The staff notes that this section discloses that “FMG LLC has agreed to waive fees and/or pay expenses of each Portfolio as necessary to limit the total expense ratio of the Portfolio to the amount currently in place for the Trust’s other fund-of-funds portfolios that operate similarly to how the Portfolios will operate as funds-of-funds (the “Current Charter Portfolios”) (excluding for these purposes the Portfolio’s pro rata share of expenses of the Underlying Portfolios, Unaffiliated Funds and Underlying ETFs in which the Portfolio invests). Moreover, FMG LLC has agreed to implement expense limitation agreements for each of the Underlying Portfolios.” With respect to this disclosure, please:

a.	Disclose how the total annual expense ratio after the waiver for the Portfolios compares to the current total annual expense ratio of the Portfolios.

Response: The Trust has made the requested change by including the following disclosure on page 14:

“As noted above, including the Portfolios’ allocable shares of expenses incurred by the Underlying Portfolios, Unaffiliated Funds and Underlying ETFs, the pro forma expense ratios of the Portfolios as funds-of-funds exceed the expense ratios of the Portfolios in their current form. Please refer to the section entitled “Reduction in Investment Management Fee” and to the table reflecting the Portfolios’ current and pro forma fees and expenses included at pages 19-20.”

b.	Disclose that any expenses waived may be recaptured and explain what this means.

Response: The Trust has made the requested change by including the following disclosure on page 13:

“FMG LLC may be reimbursed the amount of any such payment or waivers in the future provided that the payments or waivers are reimbursed within three years of the payments or waivers being made and the combination of each Portfolio’s expense ratio and such reimbursements do not exceed that Portfolio’s expense cap. If the actual expense ratio is less than the expense cap and FMG LLC has recouped any eligible previous payments or waivers made, the Portfolios will be charged such lower expenses.”

c.	File the expense limitation agreement as an exhibit.

Response: The Trust is not aware of any legal requirement to include the expense limitation agreement in the Proxy Statement and believes that including the agreement would be confusing to shareholders and add unnecessary length to the Proxy Statement. The Trust notes, however, that a form of amendment to the expense limitation agreement, referencing the Portfolios, has been filed as an exhibit to Post-Effective Amendment No. 47 to the Trust’s Registration Statement on Form N-1A. In addition, the Trust notes that the Proxy Statement includes narrative descriptions of the material terms of the agreement and that these descriptions have been expanded in response to the Staff’s comments above.

9.	Comment: Board Considerations (pp. 13-14): Please explain supplementally the basis for the statement in the third bullet point.

Response: The Trust has clarified the relevant bullet by revising it to state as follows on page 14:

“Although the Portfolios’ total operating expense ratios, including the Portfolios’ pro rata share of expenses of the Underlying Portfolios, Unaffiliated Funds and Underlying ETFs in which the Portfolios will invest, will increase as a result of the Proposed Conversions, the Proposed Conversions are expected to result in a reduction in the Portfolios’ gross expense ratios (excluding indirect expenses) as a result of: (1) the reduction in the management fee of each Portfolio in light of the different services that would be provided by FMG LLC, and (2) FMG LLC’s agreement to maintain in place for at least one year after the Proposed Conversions an expense limitation agreement, as described above, which should help sustain the long-term viability of each such Portfolio.”

10.

Comment: Board Consideration of the Proposed Management Agreement (pp. 21-26): In the discussion of the Board’s consideration of the expenses on page 24, please disclose whether the Board considered whether contractowners would pay higher total annual operating expenses if the Proposals were implemented.

Response: The Trust notes that the disclosure in this section of the Proxy Statement includes multiple statements regarding the Board’s consideration of the impact of the Proposed Conversions on the direct and indirect expense ratios of the Portfolios. However, in response to the Staff’s comment, the Trust has revised the third to last sentence of the “Expenses” sub-section of the “Board Consideration of the Proposed Management Agreement” section on page 28 to read as follows:

“The Board also considered that each Portfolio (as a fund-of-funds) would pay its pro rata share of the expenses of the Underlying Portfolios, Unaffiliated Funds and Underlying ETFs in which the Portfolio invests and that the pro forma expenses of the Portfolio as a fund-of-funds (including such pro rata share of expenses) would exceed the expense ratio of the Portfolio in its current form.”

11.	Exhibit B

a.	Comment: Please move the fee tables and expense examples found in Exhibit B into the body of the Proxy Statement.

Response: The Trust has made the requested change by inserting the fee tables, expense examples and other disclosures found in Exhibit B into the body of the Proxy Statement on pages 19-21. Exhibit B has been deleted from the Proxy Statement and conforming changes made throughout.

b.	Comment: Please advise the staff supplementally which line item in the annual operating expense table includes the administration fee and explain why it is not disclosed separately.

Response: The Trust currently includes the administration fee in the “Other Expenses” line item of the annual operating expense table. The Trust notes that Instruction 3(a) to Item 3 of Form N-1A provides that “management fees” include investment advisory fees, any other management fees payable to the investment adviser or its affiliates, and administrative fees payable to the investment adviser or its affiliates that are not included as “Other Expenses.” The Trust further notes that Instruction 3(c)(iii) to Item 3 of Form N-1A provides that the Trust may subdivide the “Other Expenses” line item into no more than three subcaptions that identify the largest expense or expenses comprising “Other Expenses,” but that the Trust is not required to do so. The Trust believes that adding sub-captions to the fee table would make the fee table presentation more complex and potentially confusing to shareholders. The Trust also notes that the Proxy Statement includes detailed narrative disclosure regarding the Portfolios’ administration fees on pages 22-23.

c.

Comment: In footnote 2 to the annual operating expense table, please disclose the ending date of the expense limitation agreement, who may terminate the expense limitation agreement and the circumstances under which the expense limitation agreement may be terminated. See Form N-1A.

Response: The Trust has made the requested change by revising footnote 2 to the annual expense operating table to read as follows:

“In the interest of limiting the expenses of each Portfolio for at least one year following the Proposed Conversions, anticipated to be until April 30, 2015 (unless the Board consents to an earlier revision or termination of this arrangement) FMG LLC has agreed to enter into a written expense limitation agreement with the Trust, under which it will make payments or waive its management and administrative or other fees so that the annual fund operating expenses of each Portfolio (other than interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, expenses of investment companies and other investment vehicles in which the Portfolio will invest, and certain other expenses) do not exceed the annualized rate of 0.65% for the Class A and Class B shares, and 0.40% for Class K shares, of each respective Portfolio.”

As noted above, Exhibit B has been deleted from the Proxy Statement in response to Comment 11.a. The revised disclosure above appears on pages 19-21 of the Proxy Statement.

Miscellaneous

12.	Comment: Please provide “Tandy” representations.

Response: A “Tandy” letter will be submitted as correspondence in connection with the filing of the definitive Proxy Statement.

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq. Gariel Nahoum, Esq. AXA Equitable Funds Management Group, LLC